January 16, 2009

United States Securities and Exchange Commission

Washington, D.C.  20549

Attention:  Linda Cvrkel

Branch Chief

Division of Corporate Finance

Mail Stop 3561

Re:          Gaiam, Inc.

Form 10-K for the fiscal year ended December 31, 2007

File No. 000-27517

Dear Ms. Cvrkel:

This letter responds to your letter dated December 19, 2008 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing.  Gaiam, Inc. (the “Company”, “we”, “us”, “our” or “Gaiam”) responses to the Staff’s comments follow the numbered comments contained in the December 19, 2008 letter, which we have reproduced below.  In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Balance Sheets, page 30

1.              In future filings, please revise to separately disclose goodwill on your consolidated balance sheet as of each period presented.  Refer to the guidance outlined in paragraph 43 of SFAS No. 142.

Company Response:  In response to the Staff’s comment, we will in future filings separately disclose goodwill on our consolidated balance sheet as of each period presented.

Mergers and Acquisitions, page 41

2.              Reference is made to your fourth paragraph on page 42.  Please explain to us how you accounted for the Share Exchange Agreement transaction between Cinema Circle, and Spiritual Cinema in your financial statements.  Please consider providing journal entries to facilitate your accounting explanation.  As part of your response, please explain how the equity interest and net assets received by Spiritual Cinema were valued.  Additionally, tell us if any gains or losses were recognized in this transaction and provide us with the related computations, as applicable and the basis for your accounting treatment.  Finally, please explain to us how the $6.9 million cost associated with your 85% ownership in Spiritual Cinema was determined.  We may have further comments upon receipt of your response.

Company Response:  In response to the Staff’s comment, we advise the Staff that we accounted for the Share Exchange Agreement as a business combination. The Share Exchange was recorded as a debit to Investment in Spiritual Cinema for $6.9 million and a credit to Investment in Cinema Circle for $6.9 million, with no gain or loss recognition.  Since a quoted market price for Cinema Circle’s stock was not available, our ownership interest in the equity and net assets received by Spiritual Cinema was valued based on all aspects of the transaction, including the negotiations’ intent to make the exchange equal in value to our recent investment in Cinema Circle.  We restructured our investment in Cinema Circle by forming a new entity comprised only of the attributes that we originally wanted to acquire through our investment in Cinema Circle.  For these reasons, we believe that our $6.9 million cash investment in Cinema Circle approximated the estimated fair value of our 85% ownership interest in Spiritual Cinema.

3.              We note from your disclosure on page 43 that in connection with your acquisitions during 2007 the majority or approximately eighty percent of the acquisition cost was recognized as goodwill.  We also note that this continued to hold true for your business acquisitions during 2008 through the interim period ended September 30, 2008.  Considering the significance of the respective goodwill recognized in proportion to the total costs of the aforementioned acquisitions, please explain and disclose in the notes to your financial statements in future filings the primary reasons for the acquisitions during 2007 and 2008 and the factors that contributed to purchase prices that resulted in recognition of goodwill.  Additionally, tell us how you considered paragraph 37, 39 and A14 of SFAS No. 141, before assigning the majority of the total acquisition cost to goodwill.

Company Response:  In response to the Staff’s comment, we advise the Staff and shall disclose in the notes to our financial statements in future filings that during 2007 and 2008, we acquired businesses in all of our reporting segments.  The acquisitions in our direct to consumer segment strengthened our online community and expanded our offline distribution through print media.  Our business segment acquisitions broadened our professional fitness product line and increased our distribution channels in the professional markets.  Our solar segment acquisitions allowed us to expand our geographic presence in Northern California and establish a sales office in the sizable Southern California solar installation market.  The factors that contributed to purchase prices that resulted in recognition of goodwill were the target companies’ new and varied product and service offerings, anticipated and historical revenue and increased market share potential through broadened geographical reach and new market channels.  Additionally, we advise the Staff that we considered paragraphs 37, 39 and A14 of SFAS No. 141 before assigning the majority of the total acquisition cost to goodwill.  Specifically, we allocated the cost of each business acquisition to the assets acquired and liabilities assumed, including separately identifiable intangible assets, based on their estimated fair values at the date of the acquisition.  The estimated fair values were derived from various sources and techniques, such as market information, present value of future economic benefits, and cost to reconstruct or replace the asset with another of like utility.  For certain business combinations, we used a valuations professional to assist us and we have elected not to disclose the use of an expert in our filings.

Note 10, Shareholders’ Equity

4.               We note from the disclosures provided in Note 10 and elsewhere in the Company’s financial statements that the Company issued shares of its Class A common stock in connection with various acquisition transactions during the periods presented in the Company’s financial statements.  In future filings, please revise to disclose how you valued the shares issued in connection with your various acquisition transactions.  Refer to the disclosure requirements outlined in paragraph 51d of SFAS No. 141.  Similar disclosures should also be included in the notes to the interim financial statements included in your Quarterly Reports on Form 10-Q.

Company Response:  In response to the Staff’s comment, we will in future filings disclose that we typically use the closing market price of our stock on the date of the transaction to value the shares issued in connection with our various acquisition transactions.

5.               We note the disclosure indicating that in February 2007, the Company entered into a stock repurchase agreement with Revolution Living and Alps, under which the Company repurchased 2.5 million of its Class A common stock from Revolution Living for $13.14 per share or approximately $32.8 million in cash.  We also note that in connection with this agreement, Jirka Rysavy, the Company’s chairman and principal or controlling shareholder, primarily through his ownership of the Company’s Class B shares, purchased for $7.2 million Revolution Living’s option to acquire approximately 2.3 million of his Gaiam shares at $10 per share.  We also note that the repurchase price was calculated as the spread between the negotiated share price for the Company’s purchase of shares from Revolution Living of $13.14 per share and the $10 option exercise price.

In this regard, please tell us when the option to acquire 2.3 million of Jirka Rysavy’s shares was originally granted to Revolution Living and the accounting treatment used by the Company in connection with the original grant of this option.  Your response should also explain the basis or rationale for the treatment used for the option in the Company’s financial statements.  Refer to guidance outlined in SAB Topic 5:T.

Furthermore, please explain why Mr. Rysavy agreed to repurchase this option from Revolution Living in connection with the stock purchase agreement between the Company and Revolution Living, and explain what if any accounting treatment was used in the Company’s financial statements for the repurchase of the option, as well as the Company’s basis or rationale for the treatment used.  We may have further comment upon receipt of your response.

Company Response:  In response to the Staff’s comment, we advise the Staff that Mr. Rysavy granted the option to acquire 2.3 million of his shares to Revolution Living on August 4, 2005.  The option was granted in connection with a strategic relationship between the Company, Mr. Rysavy, Revolutionary Living’s LIME Media subsidiary, and Mr. Case, owner and chairman of Revolution Living, whereby Revolutionary Living acquired 2,500,000 shares of the Company’s Class A common shares at a price of $8.00 per share (approximately equal to the average of the closing sales prices for Gaiam’s shares for the 30 trading days prior to the transaction).  The Company also agreed to certain other arrangements with Revolution Living’s LIME Media subsidiary, including electing representatives to each company’s respective board of directors, and agreed to make a $7.5 million investment in LIME Media.  As indicated above, the $10 option exercise price agreed to by Mr. Rysavy and Revolution Living was approximately 125% of the current trading price for the Company’s shares.  The transaction documents relating to this matter were filed as exhibits to the Company’s current report on Form 8-K filed on August 9, 2005.

As a result of this transaction in 2005, the Company recorded the sale of the Company’s Class A common shares as stockholders’ equity.  Aside from the consideration received from the sale of the Company’s shares, the Company did not receive any other consideration in connection with the transactions with Revolution Living.  The Company did not receive a benefit from Mr. Rysavy’s granting of the option because the shares underlying the option would have remained outstanding regardless of whether or not the option was exercised.

Additionally, we advise the Staff that Mr. Rysavy agreed to repurchase his option from Revolution Living in connection with the stock purchase agreement between the Company and Revolution Living in February 2007.  At the time, Revolution Living and the Company were terminating their strategic relationship, and both Mr. Rysavy and Revolution Living desired to terminate the option in order to complete such termination.  Revolution Living no longer desired to have an investment in the Company and the Company and Mr. Rysavy also determined that it would be advisable to repurchase Revolution Living’s investment in the Company.  The Company received no benefit from the termination of the option, as the underlying shares remained outstanding and unchanged (and would also have remained outstanding and unchanged had the option been exercised or otherwise terminated).

Form 10-Q for the quarterly period ended March 31, 2008

Note 9.  Mergers and Acquisitions, page 9

6.              We note from your disclosure that as additional contingent consideration for the Carlson Solar acquisition, you granted warrants to purchase 30,000 shares of Real Goods Solar’s Class A common stock at an exercise price of $3.20 per share.  In this regard, please provide us with and disclose the value assigned to the warrants.  Additionally, please provide us with and disclose your method and assumption(s) used in determining the value of the warrants.  Also, provide us with and disclose your accounting as it relates to this contingent consideration transaction, supported with the applicable accounting literature.  If the values assigned to the warrants have been included in the purchase price, tell us your rationale for the treatment used.

Company Response:  In response to the Staff’s comment, we advise the Staff that there was no cash-based contingent consideration paid or payable in the Carlson Solar acquisition and that the value assigned to the warrants issued in the acquisition was $2.77 per share, or a total cost of $83,100, using the Black-Scholes option pricing model, assuming an exercise price of $3.20, estimated fair market price of $5.00, annual volatility of 65% based on a value calculated using the historical volatility of comparable public companies in Real Goods Solar’s industry, and an expected life of 2.5 years based on the specific vesting terms, anticipated changes to market value, and expected exercise behavior.  The warrants were to vest 50% upon the earlier to occur of the completion of Real Goods Solar, Inc.’s initial public offering (“IPO”) or a transaction resulting in Gaiam’s ownership of less than 50% of Real Goods Solar, Inc.’s outstanding shares, with the remaining 50% of the warrants vesting 2% per month thereafter.  We recognized this contingent consideration when Real Goods Solar, Inc. consummated its IPO on May 13, 2008 as the contingent consideration was then determinable beyond a reasonable doubt.  In accordance with EITF No. 95-8, the value assigned to the warrants was included as part of the purchase price of Carlson Solar because there was no linkage with continuing employment of the selling shareholders (no employment period required) and the level of compensation for the selling shareholders was at a reasonable level in comparison to that of other key employees.

We did not previously disclose in our public filings the assigned value, valuation method and assumptions, and our accounting as it relates to these contingent warrants because the value of the warrants was considered immaterial for Gaiam’s consolidated financial statements.  We note that most of this information was disclosed in various Real Goods Solar, Inc. public filings (Prospectus, Note 11.  Subsequent Events, page F-17; Form 10-Q for the quarterly period ended March 31, 2008, Note 7.  Mergers and Acquisitions, page 7; and Form 10-Q for the quarterly period ended June 30, 2008, Note 6.  Mergers and Acquisitions, page 7).

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 6

7.              Please tell us why you have presented the $31.4 million gain on issuance of subsidiary stock on a net tax basis in your statement of cash flows rather than on a gross basis.

Also, explain why this presentation is inconsistent with that in your Form 10-Q for the quarterly period ended June 30, 2008.

Company Response:  In response to the Staff’s comment, we advise the Staff that we presented the $31.4 million gain on issuance of subsidiary stock on a net tax basis because the gain generated such a significant deferred tax liability that we believed that it was more meaningful and transparent to the reader to present the gain with the transaction that generated the deferred tax liability rather than combine it with other deferred tax assets and liabilities generated through operations.  We believe the net tax basis presentation in our Form 10-Q for the quarterly period ended September 30, 2008 was an improvement over the gross presentation in our Form 10-Q for the quarterly period ended June 30, 2008.

Note 4. Impairment of Assets, page 8

8.              We note from your disclosure that you impaired a portion of media libraries, LIME goodwill and other intangibles, tangible assets related to web site development, and related assets during the nine months ended September 30, 2008.  In this regard, please tell us and revise future filings to disclose the amount of impairment assigned to each category of impaired assets.  We also note that you estimated the fair value of these asset groups using “various valuation techniques,” but do not disclose the specific nature or types of valuation techniques used for each category of assets.  Rather you disclose the sources used to come up with your assumptions that feed the valuation models.  In this regard, please tell us and revise future filings to disclose the method(s) of determining the fair-value of each category of impaired assets (whether based on quoted market prices, prices of comparable businesses, present value or other specific valuation techniques, or a combination thereof).  If you use a combination of valuation techniques for a specific asset, asset group or reporting unit, disclose the weight assigned to each valuation technique and your basis for your conclusion.  See paragraphs 46 and 47 of SFAS No. 142 and paragraph 26 of SFAS No. 144 for guidance.

Company Response:  In response to the Staff’s comment, we advise the Staff and shall revise future filings to disclose that we impaired $27.1 million of media libraries, $3.8 million of goodwill, $0.3 million of other intangibles, $2.2 million of property and equipment (primarily web site development), $1.5 million of deferred advertising costs, and $2.9 million of other related assets during the nine months ended September 30, 2008.  Additionally, we advise the Staff and shall revise future filings to additionally disclose that we estimated the fair value of each impaired asset category using a traditional present value technique.

9.              Please tell us and revise the notes to your financial statements in future filings to explain the nature and amounts of the costs other than asset impairment charges of $11.9 million that have been included in “other general income and expense” in your consolidated statement of operations for the three months ended September 30, 2008.

Company Response:  In response to the Staff’s comment, we advise the Staff and shall revise future filings to disclose that other general income and expense for the three months ended September 30, 2008 includes asset impairment losses of $11.9 million and guaranteed payments that we are obligated to make, but for which we expect to receive no benefit, including reduction in force costs, of $2.0 million.

Note 5. Shareholder’s Equity, page 8

10.       For each transaction where your subsidiary, Real Goods, issued stock, please tell us and revise future filings to disclose the following as of the date of each transaction:

•                  the price per share of the Real Goods stock issued in each transaction, the nature of the consideration received in exchange for the shares and how the consideration received was objectively determined;

•                  if non-cash consideration was received in the exchange, please explain how the consideration received was valued; and

•                  the percentage ownership of the parent both before and after each transaction

See Question 6 of SAB Topic 5:H for guidance

Company Response:  In response to the Staff’s comment, we advise the Staff as to the following with regards to issuances of Real Goods’ Class A common stock:

•                  On May 13, 2008, Real Goods completed an initial public offering (“IPO”) of 5.5 million shares at $10 per share, resulting in net proceeds of $48.2 million to Real Goods.  Prior to this transaction, Gaiam owned 100% of Real Goods and following the IPO, Gaiam owned 64.5% of Real Goods.

•                  On May 23, 2008, Real Goods issued 280,000 shares valued at $6.70 per share, the closing market price on this date, to acquire a minority interest in one of its subsidiaries.  Prior to this transaction, Gaiam owned 64.5% of Real Goods and after this issuance, Gaiam owned 63.4% of Real Goods.

•                  On June 3, 2008, Real Goods issued 9,000 shares valued at $7.17 per share, the closing market price on this date, to its nonemployee board members as compensation for services rendered.  Prior to this transaction, Gaiam owned 63.4% and after this issuance, Gaiam owned 63.3% of Real Goods.

•                  On June 30, 2008, Real Goods issued 2,032 shares valued at $6.15 per share, the closing market price on this date, to nonemployee board members as compensation for services rendered.  Before and after this issuance, Gaiam owned 63.3% of Real Goods.

•                  On August 14, 2008, Real Goods issued 47,423 shares as partial consideration to acquire a business.  Such shares were valued at $6.33 per share, based on an average of the closing price per share for 10 business days prior to this date and as stipulated by the acquisition agreement.  Prior to this transaction, Gaiam owned 63.3% of Real Goods and after this issuance, Gaiam owned 63.1% of Real Goods.

•                  On September 30, 2008, Real Goods issued 2,416 shares valued at $4.14 per share, the closing price on this date, to nonemployee board members as compensation for services rendered.  Before and after the issuance, Gaiam owned 63.1% of Real Goods.

We note that we have previously disclosed the nature of each stock issuance, the number of shares issued, and Gaiam’s ownership percentage at the end of each quarter of 2008.  We will include the following additional disclosure in our future filings as applicable:  The Real Goods shares issued are generally valued based upon the closing price of Real Goods’ Class A common stock, which has ranged from $3.65 to $7.50 per share during the period from May 13, 2008 to December 31, 2008.

11.       We note from your disclosure that the remaining net gain resulting from other Real Goods non-stock related transactions were recorded as an increase to additional paid-in capital.  In this regard, please tell us and revise future filings to disclose the nature and terms of these transactions and explain to us your basis or rationale for this accounting treatment.

Company Response:  In response to the Staff’s comment, we advise the Staff and shall revise future filings to additionally disclose that the remaining net gain resulted from the assumption by Real Goods’ minority interest shareholders of their respective portion of Real Goods’ tax sharing agreement obligation to us, the recognition of the Carlson Solar and Marin Solar contingent warrant consideration upon consummation of Real Goods IPO (see Note 10.  Mergers and Acquisitions), and stock option share-based compensation expense, none of which were tax effected, are recorded as increases to additional paid-in capital on our consolidated balance sheet at December 31, 2008.  Additionally, we advise the Staff that our basis for this accounting treatment is SAB 51, Question 3.

Goodwill and Intangibles

12.       In light of the fact that there has been significant changes in the “Media library” and “Goodwill and other intangibles” balance between December 31, 2007 and September 30, 2008, please provide us with and revise future filings to include the disclosures outlined in paragraph 45 of SFAS No. 142.

Company Response:  In response to the staff’s comment, we advise the Staff and shall revise future filings to disclose the following as of September 30, 2008 and December 31, 2007:

We have allocated our goodwill balance of $50.4 million at September 30, 2008 to our three segments: direct to consumer, business and solar. The following table sets forth the changes in goodwill for the period December 31, 2006 through September 30, 2008 by segment.

(in thousands)	Direct to Consumer Segment	Business Segment	Solar Segment	Total

Balance at December 31, 2006	$8,555	$17,035	$2,759	$28,349
Acquisitions	7,400	3,871	3,168	14,439
Foreign currency rate change	—	68	—	68
Balance at December 31, 2007	15,955	20,974	5,927	42,856
Acquisitions	834	6,431	7,821	15,086
Impairment losses recognized	—	(3,835)	—	(3,835)
Business dispositions	—	(3,705)	—	(3,705)
Balance at September 30, 2008	$16,789	$19,865	$13,748	$50,402

The gross carrying amount of our domain name intangibles, which were not subject to amortization, at December 31, 2007 was $0.3 million.  These domain name intangibles were fully impaired during the third quarter of 2008.  The following table represents our other intangibles subject to amortization by major class as of September 30, 2008 and December 31, 2007:

	As of
(in thousands)	September 30, 2008	December 31, 2007

Customer related:
Gross carrying amount	$1,434	$1,559
Accumulated amortization	(727)	(1,091)
	$707	$468
Marketing related:
Gross carrying amount	$1,615	$638
Accumulated amortization	(288)	(41)
	$1,327	$597

The amortization periods range from 5 to 84 months. Amortization expense for the nine months ended September 30, 2008 and the year ended December 31, 2007 was $0.7 million and $0.6 million, respectively. Based on the September 30, 2008 balance of other intangibles, we estimate amortization expense to be $0.5 million in 2009 and 2010, $0.3 million in 2011, $0.2 million in 2012, and $0.1 million in 2013.

Note 10.  Mergers and Acquisitions, page 10

13.       Please provide in future filings the disclosures required by paragraph 58(b) of SFAS No. 141 or alternatively, explain why you do not believe they are required.

Company Response:  In response to the Staff’s comment, we advise the Staff that we did not have a material business combination during 2008, but rather had a series of individually immaterial business combinations that are material only in the aggregate and, as such, we do not believe we are required to make the interim financial statement disclosures outlined in paragraph 58(b) of SFAS No. 141.  However, we shall comply with the disclosure requirements of paragraphs 54 and 55 of SFAS No. 141 in our annual report on Form 10-K.

Note 12. Subsequent Events, page 11

14.       We note from your disclosure that effective October 1, 2008 your subsidiary Real Goods issued Class A common stock in connection with the acquisition of Regrid Power.  In this regard, please revise future filings to include in your MD&A the impact that the aforementioned transaction is expected to have on your statement of operations and the likelihood of similar transactions occurring in the future.  See Question 6 of SAB Topic 5:H for guidance.

Company Response:  In response to the Staff’s comment, we shall include in our MD&A the impact of the Regrid Power acquisition and the likelihood of similar transactions occurring in the future.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures.  Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3696.

Regards,

/S/ Vilia Valentine

Vilia Valentine
Chief Financial Officer